ASX RELEASE | May 29, 2019 | ASX:PLL; NASDAQ:PLL

ADDITIONAL NEAR-SURFACE HIGH GRADE DRILL RESULTS FROM PIEDMONT’S CORE PROPERTY
•	Piedmont has received assay results from 41 additional drill holes from the Phase 4 drilling campaign, with 40 of the 41 holes reporting significant mineralization, including:
o	17.0m @ 1.60% Li2O from 75m and 6.6m @ 1.44% Li2O from 64m in Hole 19-BD-295
o	14.9m @ 1.76% Li2O from 27m and 4.3m @ 0.95% Li2O from 52m in Hole 19-BD-298
•	Occurrence of shallow intercepts is consistent with prior results on Piedmont’s Core property
•	An additional 18 Phase 4 holes have been drilled with assays pending
•	Piedmont is on track to report a significant increase in Mineral Resource estimates in June 2019
•	Scoping Study update with materially extended life of mine targeted for July 2019

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce Phase 4 drill results for 41 drill holes (refer to Appendix 1) completed on the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) in North Carolina, USA.  The results are from Exploration Target areas and new properties within the Project’s Core property (“Core”) (Figure 1).  Significant mineralization was encountered in 40 of the 41 holes reported.
Phase 4 drilling continues to expand the extent and continuity of the pegmatite system on Core, thus giving confidence in a significant Mineral Resource estimate update in June.  In 2018, the Company announced a Mineral Resource estimate at Core of 16.2Mt @ 1.12% Li2O which supported a 13-year project life as reported in the Company’s Scoping Study announced in September 2018.  In April 2019 the Company announced an increased Mineral Resource estimate of 19.0Mt @ 1.15% Li2O inclusive of a Mineral Resource estimate at the Company’s Central property.
Keith D. Phillips, President and Chief Executive Officer, commented: “We are very pleased with these interim results from Phase 4 drilling, which continue to highlight high-grade mineralization near-surface.  The shallow nature of the ore body, combined with pure spodumene mineralogy, local by-product markets and exceptional infrastructure, are important factors which should position the Piedmont Lithium Project in the first quartile of the cost curve. We look forward to reporting a significant increase to our property-wide resource in June, and to reflecting that enlarged resource in an updated scoping study in July.”
For further information, contact:
Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
G Corridor
Core Property
Mineral Resource
16.2 Mt @ 1.12% Li_2O
S Corridor
F Corridor
B Corridor
Central Property
Mineral Resource
2.8 Mt @ 1.34% Li_2O
Piedmont boundary
Resource
Resource constraining shell
Exploration target
Mineralized trend
Potential mineralized trend
Drillholes
Phase 4 Drillholes reported
Phase 4 Drillholes assays pending
Drillholes with assays reported in this News Release
500 m

Figure 1.  Property Location Map

Core Property Drilling Discussion
The primary objective for the Phase 4 drilling program on Core is to increase the size of the current Core Mineral Resource estimate (16.2Mt @ 1.12% Li2O) and extend the overall projected life-of-mine.  Other objectives are to complete selected infill drilling to maintain a ratio of indicated to inferred resource classification and to explore potential mineralized trends on newly acquired properties with the Core property boundary.
In June 2018, the Company reported an Exploration Target of 4.5 to 5.5 million tonnes at a grade between 1.10% and 1.20% Li2O. The potential quantity and grade of this Exploration Target is conceptual in nature. There has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource. Much of the Phase 4 drilling at the Core property has focused on these areas.
To date at Core, 78 Phase 4 drill holes totaling 13,210 meters have been completed.  On March 14, 2019, the Company released the initial drill results for 19 holes and 41 holes are in this press release (Figure 2) with 18 holes assays pending.  Of the 60 holes reported, 59 holes have had significant mineralization, thus expanding the extent and continuity of the pegmatite system on the Core property.
Recent drilling in the southern portion of Core (holes 295, 298 and 299) has confirmed several thick, high grade spodumene bearing pegmatites.  As seen on other portions of the property, these pegmatites have either a moderate southeast dip or near flat orientations (Figure 3).

The recognition of the flat pegmatite dikes has provided potential for mineralization in areas where it was once thought to be limited.  Additional drilling, post resource update, will focus on these areas of renewed potential, such as the area highlighted on the cross section below (Figure 3.)

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
Core Property
Mineral Resource
16.2 Mt @ 1.12% Li_2O
G Corridor
S Corridor
F Corridor
B Corridor
S
S'
19-BD-306
19-BD-281
19-BD-286
19-BD-304
19-BD-305
19-BD-283
19-BD-275
19-BD-293
19-BD-289
19-BD-278
19-BD-296
19-BD-301
19-BD-303
19-BD-295
19-BD-298
19-BD-299
19-BD-291
19-BD-302
19-BD-284
19-BD-282
19-BD-279
19-BD-287
19-BD-285
19-BD-266
19-BD-276
19-BD-272
19-BD-271
19-BD-274
19-BD-280
19-BD-268
19-BD-270
19-BD-273
19-BD-290
19-BD-267
19-BD-269
19-BD-292
19-BD-277
19-BD-297
19-BD-300
500 m
Piedmont boundary
Resource
Resource constraining shell
Exploration target
Mineralized trend
Potential mineralized trend
Drillholes
Phase 4 Drillholes reported
Phase 4 Drillholes assays pending
Drillholes with assays reported in this News Release

Figure 2.  Core Property Drill Hole Location map

S
19-BD-298
19-BD-295
19-BD-299
17-BD-101
S'
14.92 m @ 1.76% Li2O
incl. 9.00 m @ 2.07% Li2O
250 m RL
6.62 m @ 1.44% Li2O
8.35 m @ 1.76% Li2O
5.01 m @ 1.35% Li2O
200 m RL
Area of High Potential
5.35 m @ 1.23% Li2O
16.96 m @ 1.60% Li2O
incl. 4.16 m @ 2.06% Li2O
9.52 m @ 0.90% Li2O
15.52 m @ 0.76% Li2O
incl. 3.2 m @ 1.65% Li2O
150 m RL
100 m RL
S
S'
50 m

 Figure 3.  Cross section for Core Property

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core Property Mineral Resource of 16.2Mt @ 1.12% Li2O comprises Indicated Mineral Resources of 8.5Mt @ 1.15% Li2O and Inferred Mineral Resources of 7.7Mt @ 1.09% Li2O.  The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O.
The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this report that relates to Exploration Targets and Mineral Resources is based on, and fairly represents, information compiled or reviewed by Mr. Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of the ‘Association of Professional Geoscientists of Ontario’ (APGO no. 2348), a ‘Recognized Professional Organization’ (RPO). Mr. McGarry is a Senior Resource Geologist and full-time employee at CSA Global Geoscience Canada Ltd. Mr. McGarry has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Mr. McGarry consents to the inclusion in this report of the results of the matters based on his information in the form and context in which it appears.
Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

Appendix 1- Drill Core Assay Data
Hole ID	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
19-BD-266	474262.1	3915624.4	261.8	298.0	-54.7	239.0		53.10	54.40	1.30	1.34
							and	87.55	93.33	5.78	1.70
							and	139.56	142.54	2.98	1.36
							and	156.36	157.72	1.36	1.00
							and	165.50	171.90	6.40	1.12
							and	210.37	214.08	3.71	0.99
							and	220.16	222.10	1.94	0.57
							and	226.22	230.75	4.53	1.51
19-BD-267	474006.9	3915533.4	259.0	291.0	-47.1	161.0		83.09	86.52	3.43	0.92
							and	96.78	103.43	6.65	0.97
							including	96.78	99.74	2.96	1.58
							and	144.58	147.45	2.87	1.29
19-BD-268	474391.4	3915602.4	265.4	301.0	-55.4	170.0		77.34	83.00	5.66	0.91
							and	95.92	106.75	10.83	0.92
							including	97.92	102.34	4.42	1.30
							and	139.36	147.00	7.64	0.93
19-BD-269	474029.0	3915515.8	260.6	298.0	-55.3	161.0		109.36	113.92	4.56	1.26
							and	131.00	133.45	2.45	0.82
							and	137.66	140.81	3.15	1.29
19-BD-270	474369.2	3915568.2	266.0	301.0	-54.6	209.0		53.87	61.90	8.03	0.71
							and	160.20	163.48	3.28	0.56
							and	195.83	201.47	5.64	0.77
19-BD-271	474249.2	3915583.8	261.9	300.0	-54.2	233.0		66.04	69.02	2.98	1.10
							and	91.86	93.22	1.36	0.74
							and	106.30	113.05	6.75	1.53
							and	151.62	154.90	3.28	0.71
							and	184.24	190.18	5.94	0.82
							including	184.24	188.03	3.79	0.99
							and	226.78	229.88	3.10	0.86
19-BD-272	474022.7	3915596.8	259.2	323.0	-49.1	112.0		68.68	76.91	8.23	1.33
19-BD-273	474345.5	3915535.3	266.7	297.0	-53.6	245.0		161.15	166.60	5.45	1.77
							and	197.24	199.02	1.78	0.61
							and	205.72	210.14	4.42	1.37
							and	239.20	241.47	2.27	0.75
19-BD-274	474027.5	3915560.6	256.2	300.0	-48.0	116.0		92.10	101.55	9.45	1.11
							and	104.02	105.54	1.52	0.72
19-BD-275	473677.1	3916768.5	258.7	312.0	-49.3	159.0		34.50	42.10	7.60	0.64
							and	67.84	68.95	1.11	0.69
							and	138.28	140.37	2.09	0.91
19-BD-276	474079.4	3915615.2	252.4	298.0	-63.6	155.0		42.61	45.35	2.74	0.60
							and	98.23	110.11	11.88	1.12
							and	122.10	125.00	2.90	1.00

Hole ID	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
							and	143.16	144.07	0.91	2.06
19-BD-277	474192.7	3915436.7	267.9	298.0	-55.4	197.0		95.80	98.50	2.70	1.13
							and	146.37	148.42	2.05	1.04
							and	163.60	167.64	4.04	0.91
							and	169.88	173.18	3.30	1.04
19-BD-278	473794.2	3916700.5	258.0	309.0	-59.6	160.5		57.85	61.25	3.4	0.47
								113.03	122.38	9.35	1.11
							including	120.38	122.38	2.00	2.02
19-BD-279	474101.2	3915737.5	263.0	298.0	-44.4	173.0		53.22	56.06	2.84	1.06
							and	59.80	62.32	2.52	1.08
							and	118.35	120.55	2.20	1.14
							and	131.20	135.97	4.77	0.72
							and	151.08	154.57	3.39	1.16
							and	160.65	167.00	6.35	1.35
19-BD-280	474417.6	3915632.6	265.3	291.0	-59.8	167.0		82.09	93.31	11.22	1.04
							including	87.69	92.30	4.61	1.53
19-BD-281	473764.1	3916783.6	253.8	305.0	-55.2	114.0		55.88	63.14	7.26	0.95
							including	56.96	59.96	3.00	1.39
							and	97.12	99.02	1.90	1.13
19-BD-282	474461.1	3915787.4	263.5	298.0	-59.5	121.0		30.87	35.52	4.65	1.51
							and	46.90	48.74	1.84	1.03
							and	49.40	51.03	1.66	0.69
19-BD-283	473830.2	3916775.3	256.7	288.0	-55.3	177.0		21.42	23.15	1.73	0.87
							and	31.45	37.15	5.68	0.82
							and	76.48	81.00	4.52	0.86
							and	108.86	112.63	3.77	1.01
							and	114.4	116.14	1.74	0.98
							and	157.16	167.37	10.21	1.06
19-BD-284	474387.6	3915870.4	261.9	301.0	-54.9	211.0		45.65	54.8	8.15	1.36
							and	76.26	79.08	2.82	0.65
							and	147.45	150.62	3.17	1.38
							and	172	179.77	7.77	1.25
19-BD-285	474137.8	3915687.5	257.4	305	-54.7	167.0		51.15	53.15	2	0.64
							and	101.05	110.6	9.55	1.1
							and	116.36	121.07	4.71	0.52
							and	135.52	139.46	3.94	1.61
19-BD-286	473816.6	3916828.6	250.7	313	-55.7	191.0		44.3	47.16	2.86	1.52
							and	85.1	88.61	3.51	0.95
							and	113.51	116	2.49	1.32
							and	121.09	126.11	5.02	1.2
							and	141.45	143.58	2.13	1.59
19-BD-287	474030.6	3915689.8	252.2	295	-54.8	152.0		28.65	37.3	8.65	1.34
							and	123.06	124.54	1.48	1.1

Hole ID	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
19-BD-288	473274.4	3915807.9	258.8	302	-55.6	190.5		93.2	100.5	7.3	0.97
19-BD-289	473697.5	3916692.3	260.4	312	-52.6	196.0		56.49	58.46	1.97	0.72
							and	91.62	98.3	6.68	1.24
							and	120.18	121.32	1.14	1.74
							and	171.26	178.02	6.76	0.68
19-BD-290	474141.8	3915501.0	263.7	298	-55.4	221.0		68.96	70.51	1.55	1.33
							and	74	77.47	3.47	1.11
							and	85.46	87.6	2.14	1.30
							and	159.02	163.12	4.1	0.56
							and	200.01	202.9	2.77	0.60
							and	210.15	211.9	1.75	1.46
19-BD-291	473213.1	3915765.9	266.0	299	-55.7	154.5		no significant intercepts
19-BD-292	474116.0	3915466.2	265.6	302	-53.6	190		61.77	66.84	5.07	1.07
							and	87.93	89.64	1.71	1.96
19-BD-293	473795.4	3916753.7	253.5	309	-54.9	190.0		70.64	75.9	5.26	1.28
							and	103.17	105.82	2.65	1.44
							and	123.27	124.76	1.49	1.44
							and	140.23	146.32	6.09	0.92
							and	153.3	161.8	8.5	1.14
							Including	156.3	160.8	4.5	1.58
							and	182.36	183.68	1.32	1.0
19-BD-294	473150.1	3915804.7	262.5	301	-46.1	152.0		86.56	89.26	2.7	1.1
							and	109.49	112.3	2.81	0.84
19-BD-295	473231.6	3915887.1	262.9	297	-54.2	161.0		64.03	70.65	6.62	1.44
							and	75.14	92.1	16.96	1.60
							including	75.14	79.3	4.16	2.06
							and	123.9	125.26	1.36	0.87
19-BD-296	473717.2	3916645.8	262.7	311	-55.3	236.0		68.85	71.85	3.00	1.01
							and	91.89	95.37	3.48	0.61
							and	131.72	136	4.28	1.05
							and	141.92	145.81	3.89	1.19
							and	149.89	151.15	1.26	0.77
							and	171.41	173.48	2.07	1.43
							and	198.03	205.48	7.45	1.05
							including	199.03	201.3	2.27	1.62
							and	211.16	213.14	1.98	2.23
							and	215.68	221.48	5.80	1.52
							and	223.28	227.58	4.30	0.76
19-BD-297	474067.9	3915407.8	254.8	299	-54.0	215.0		49.38	51.58	2.20	0.77
							and	66.84	70.32	3.48	1.08
							and	169.8	173.32	3.52	0.86
							and	193	200.72	7.72	0.67
							and	204.38	206.7	2.32	1.29

Hole ID	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
19-BD-298	473181.1	3915896.4	260.3	304	-61.1	80.0		27.4	42.32	14.92	1.76
							including	27.4	36.4	9.0	2.07
							and	52	56.3	4.30	0.95
							and	63.14	65.53	2.39	0.80
19-BD-299	473461.5	3915747.7	261.0	293	-46.5	134.0		57.61	59.04	1.43	1.47
							and	61.84	70.19	8.35	1.76
							and	73.3	74.59	1.29	1.69
							and	89.14	94.15	5.01	1.35
							and	99.48	115	15.52	0.78
							including	107.5	110.7	3.2	1.65
19-BD-300	474190.6	3915212.5	269.4	297	-53.9	206.0		17.18	25.42	8.24	0.68
							and	104.35	106.5	2.15	0.70
19-BD-301	473644.4	3916625.8	264.0	300	-55.8	225.0		83.72	89.55	5.83	0.82
							including	83.72	85.77	2.05	1.64
							and	94.82	96.78	1.96	1.89
							and	162.87	167.72	4.85	1.23
							and	182.96	185.58	2.62	1.03
							and	213.14	218.5	5.36	0.66
19-BD-302	472409.6	3915712.4	260.1	301	-48.6	146.0		47.15	48.86	1.71	0.74
							and	117.09	130.69	13.6	0.77
							including	119.09	124.09	5.00	1.40
19-BD-303	473890.2	3916522.7	254.1	327	-50.2	154.0		119.37	124.80	5.51	1.81
							including	119.37	120.84	1.47	3.23
							and	129.7	130.75	1.05	0.97
19-BD-304	473963.2	3916830.7	249.9	307	-60.1	149.0		2.00	5.00	3	1.22
							and	9.58	11.54	1.96	0.70
							and	19.37	21.36	1.99	0.95
							and	29.76	31.02	1.26	0.82
							and	110.47	112.18	1.71	2.26
							and	113.5	118.26	7.79	0.92
							and	120.62	122.75	2.38	1.05
19-BD-305	473689.3	3916787.9	257.0	311	-50.7	155.0		125.82	129.30	3.48	0.95
							and	131.93	137.74	5.81	1.31
							including	133.85	137.74	3.89	1.68
							and	141.34	149.31	7.97	1.04
							including	141.34	145.05	3.71	1.40
19-BD-306	473969.0	3916973.6	258.8	308	-55.8	134.0		22.22	25.33	3.11	1.11
							and	34.34	38.13	3.79	0.60
							and	59.26	61.7	2.44	1.51
							and	63.8	66.55	2.75	0.83

Appendix 2: JORC Table 1 Checklist of Assessment and Reporting Criteria
Section 1 Sampling Techniques and Data
Criteria	JORC Code explanation	Commentary
Sampling techniques
>Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as downhole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.
>Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.
>Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

All results reported are from diamond core samples. The core was sawn at an orientation not influenced by the distribution of mineralization within the drill core (i.e. bisecting mineralized veins or cut perpendicular to a fabric in the rock that is independent of mineralization, such as foliation). Diamond drilling provided continuous core which allowed continuous sampling of mineralized zones.  The core sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core (except in saprolitic areas of poor recovery where sample intervals may exceed 1.5m in length) and took into account lithological boundaries (i.e. sample was to, and not across, major contacts).
Standards and blanks were inserted into the sample stream to assess the accuracy, precision and methodology of the external laboratories used. In addition, field duplicate samples were inserted to assess the variability of the mineralisation., The laboratories undertake their own duplicate sampling as part of their internal QA/QC processes. Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Drilling techniques
>Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.
Oriented core was collected on all drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig. The orientation data is currently being evaluated.

Drill sample recovery
>Method of recording and assessing core and chip sample recoveries and results assessed.
>Measures taken to maximise sample recovery and ensure representative nature of the samples.
>Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

The core was transported from the drill site to the logging facility in covered boxes with the utmost care. Once at the logging facility, the following procedures were carried out on the core:
1.Re-aligning the broken core in its original position as closely as possible.
2.The length of recovered core was measured, and meter marks clearly placed on the core to indicate depth to the nearest centimetre.
3.The length of core recovered was used to determine the core recovery, which is the length of core recovered divided by the interval drilled (as indicated by the footage marks which was converted to meter marks), expressed as a percentage. This data was recorded in the database. The core was photographed wet before logged.
4.The core was photographed again immediately before sampling with the sample numbers visible.
Sample recovery was consistently good except for zones within the oxidized clay and saprolite zones.  These zones were generally within the top 20m of the hole.  No relationship is recognized between recovery and grade.  The drill holes were designed to intersect the targeted pegmatite below the oxidized zone.

Logging
>Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.
>Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.
>The total length and percentage of the relevant intersections logged.

Geologically, data was collected in detail, sufficient to aid in Mineral Resource estimation.
Core logging consisted of marking the core, describing lithologies, geologic features, percentage of spodumene and structural features measured to core axis.
The core was photographed wet before logging and again immediately before sampling with the sample numbers visible.
All the core from the forty-one holes reported was logged.

Criteria	JORC Code explanation	Commentary
Sub-sampling techniques and sample preparation
>If core, whether cut or sawn and whether quarter, half or all core taken.
>If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.
>For all sample types, the nature, quality and appropriateness of the sample preparation technique.
>Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.
>Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.
>Whether sample sizes are appropriate to the grain size of the material being sampled.

Core was cut in half with a diamond saw.
Standard sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core, taking into account lithological boundaries (i.e. sample to, and not across, major contacts).
The preparation code is CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).
A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).
Sampling precision is monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples are consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals
Samples were numbered sequentially with no duplicates and no missing numbers. Triple tag books using 9-digit numbers were used, with one tag inserted into the sample bag and one tag stapled or otherwise affixed into the core tray at the interval the sample was collected. Samples were placed inside pre-numbered sample bags with numbers coinciding to the sample tag. Quality control (QC) samples, consisting of certified reference materials (CRMs), were given sample numbers within the sample stream so that they are masked from the laboratory after sample preparation and to avoid any duplication of sample numbers.

Quality of assay data and laboratory tests
>The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.
>For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.
>Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

All samples were shipped to the SGS laboratory in Lakefield, Ontario.
The preparation code was CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).
The analyses code was GE ICP91A, which uses a peroxide fusion with an ICP finish, and has lower and upper detection limits of 0.001 and 50,000 (5%) ppm respectively.
Selected samples were analyzed using ICM40B (multi-acid digestion with either an ICP-ES or ICP-MS finish), which has a range for Li of 1 to 10,000 (1%) ppm Li and samples >5,000ppm were run using GE ICP90A.
Accuracy monitoring was achieved through submission and monitoring of certified reference materials (CRMs).
Sample numbering and the inclusion of CRMs was the responsibility of the project geologist submitting the samples. A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).
The CRMs used for this program were supplied by Geostats Pty Ltd of Perth, Western Australia.  Details of the CRMs are provided below. A sequence of these CRMs covering a range in Li values and, including blanks, were submitted to the laboratory along with all dispatched samples so as to ensure each run of 100 samples contains the full range of control materials. The CRMs were submitted as “blind” control samples not identifiable by the laboratory.
Details of CRMs used in the drill program (all values ppm):

		CRM	Manufacturer	Lithium	1 Std Dev
		GTA-04	Geostats	9275	213
		GTA-08	Geostats	1102	50
		GTA-09	Geostats	4837	174
Sampling precision was monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples were consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals. Random sampling precision was monitored by splitting samples at the sample crushing stage (coarse crush duplicate) and at the final sub-sampling stage for analysis (pulp duplicates).  The coarse, jaw-crushed, reject material was split into two preparation duplicates, sometimes referred to as second cuts, crusher or preparation duplicates, which were then pulverized and analysed separately. These duplicate samples were selected randomly by the laboratory. Analytical precision was also monitored using pulp duplicates, sometimes referred to as replicates or repeats. Data from all three types of duplicate analyses was used to constrain sampling variance at different stages of the sampling and preparation process.
Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Criteria	JORC Code explanation	Commentary
Verification of sampling and assaying
>The verification of significant intersections by either independent or alternative company personnel.
>The use of twinned holes.
>Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.
>Discuss any adjustment to assay data.

Multiple representatives of Piedmont Lithium, Inc. have inspected and verified the results.
CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site, facilities and reviewed core logging and sampling workflow as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.
No holes were twinned.
Three-meter rods and core barrels were used. Li% was converted to Li2O by multiplying Li% by 2.153.

Location of data points
>Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.
>Specification of the grid system used.
>Quality and adequacy of topographic control.

Drill collars were located with the Trimble Geo 7 which resulted in accuracies <1m.
All coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.
Drill hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approx. every 15 meters and recorded depth, azimuth, and inclination.

Data spacing and distribution
>Data spacing for reporting of Exploration Results.
>Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.
>Whether sample compositing has been applied.

For selected areas, the drill spacing is approximately 40 to 80 m along strike and down dip.  This spacing is sufficient to establish continuity in geology and grade for this pegmatite system.
Composite samples are reported in Li2O%, this is calculated by multiplying drill length by Li2O for each sample; then the weighted averages for multiple samples are totalled and divided by the total drill length for the selected samples

Orientation of data in relation to geological structure
>Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.
>If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.
The drill holes were designed and oriented with inclinations ranging from -44 to -63 degrees, to best intersect the pegmatite bodies as close to perpendicularly as possible.
Sample security	>The measures taken to ensure sample security.
Drill core samples were shipped directly from the core shack by the project geologist in sealed rice bags or similar containers using a reputable transport company with shipment tracking capability so that a chain of custody can be maintained.  Each bag was sealed with a security strap with a unique security number. The containers were locked in a shed if they were stored overnight at any point during transit, including at the drill site prior to shipping. The laboratory confirmed the integrity of the rice bag seals upon receipt

Audits or reviews	>The results of any audits or reviews of sampling techniques and data.
CSA Global developed a “Standard Operating Procedures” manual in preparation for the drilling program.  CSA global reviews all logging and assay data, as well as merges all data in to database that is held off site.
CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site and facilities as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.

Section 2 Reporting of Exploration Results
Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
>Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.
>The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Piedmont, through its 100% owned subsidiary, Piedmont Lithium, Inc., has entered into exclusive option agreements with local landowners, which upon exercise, allows the Company to purchase (or long term lease) approximately 2,105 acres of surface property and the associated mineral rights from the local landowners.
There are no known historical sites, wilderness or national parks located within the Project area and there are no known impediments to obtaining a licence to operate in this area.

Exploration done by other parties	>Acknowledgment and appraisal of exploration by other parties.
The Project is focused over an area that has been explored for lithium dating back to the 1950’s where it was originally explored by Lithium Corporation of America which was subsequently acquired by FMC Corporation. Most recently, North Arrow explored the Project in 2009 and 2010.  North Arrow conducted surface sampling, field mapping, a ground magnetic survey and two diamond drilling programs for a total of 19 holes. Piedmont Lithium, Inc. has obtained North Arrow’s exploration data.

Geology	>Deposit type, geological setting and style of mineralisation.
Spodumene pegmatites, located near the litho tectonic boundary between the inner Piedmont and Kings Mountain belt.  The mineralization is thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).  The dikes are considered to be unzoned.

Drill hole Information
>A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:
>easting and northing of the drill hole collar
>elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar
>dip and azimuth of the hole
>down hole length and interception depth
>hole length.
>If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.
Details of all reported drill holes are provided in Appendix 1 of this report.
Data aggregation methods
>In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.
>Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.
>The assumptions used for any reporting of metal equivalent values should be clearly stated.

All intercepts reported are for down hole thickness not true thickness.
Weighted averaging was used in preparing the intercepts reported.
The drill intercepts were calculated by adding the weighted value (drill length x assay) for each sample across the entire pegmatite divided by the total drill thickness of the pegmatite. For each mineralized pegmatite, all assays were used in the composite calculations with no upper or lower cut-offs. Mineralized pegmatite is defined as spodumene bearing pegmatite.
Intercepts were reported for entire pegmatites, taking into account lithological boundaries (i.e. sample to, and not across, major contacts), with additional high-grade sub intervals reported from the same pegmatite. In the case where thin wall rock intervals were included, a value of 0% Li2O was inserted for the assay value, thus giving that individual sample a weighted value of 0% Li2O.
Cumulative thicknesses are reported for select drill holes. These cumulative thicknesses do not represent continuous mineralized intercepts. The cumulative thickness for a drill hole is calculated by adding the drill widths of two or more mineralized pegmatites encountered in the drill hole, all other intervals are omitted from the calculation.
Li% was converted to Li2O% by multiplying Li% by 2.153.

Criteria	JORC Code explanation	Commentary
Relationship between mineralisation widths and intercept lengths
>These relationships are particularly important in the reporting of Exploration Results.
>If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.
>If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).

Drill intercepts are reported as Li2O% over the drill length, not true thickness.  The pegmatites targeted strike northeast-southwest and dip moderately to the southeast.  All holes were drilled to the northwest and with inclinations ranging between -45 and -70.

Diagrams
>Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.
Appropriate diagrams, including a drill plan map and cross-section, are included in the main body of this report.
Balanced reporting
>Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
All of the relevant exploration data for the Exploration Results available at this time has been provided in this report.
Other substantive exploration data
>Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.
Soil sampling and walking magnetometer geophysical surveys have been completed on the Core and Central property.
Further work
>The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).
>Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.
Piedmont plans to release a updated Mineral Resource Estimate for Core Property in June 2019.